UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       Ridgestone Financial Services, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   765904 10 7
                                 (CUSIP Number)

                                   May 8, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         |X|   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 5 Pages

========== =====================================================================
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Paul E. Menzel
========== =====================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                           (a)  |_|
                                                                        (b)  |_|

========== =====================================================================
    3      SEC USE ONLY


========== =====================================================================
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

=========================== ========= ==========================================
        NUMBER OF              5      SOLE VOTING POWER

          SHARES                      51,740

       BENEFICIALLY         ========= ==========================================
                               6      SHARED VOTING POWER
         OWNED BY
                                      3,384
           EACH
                            ========= ==========================================
        REPORTING              7      SOLE DISPOSITIVE POWER

          PERSON                      51,740

           WITH             ========= ==========================================
                               8      SHARED DISPOSITIVE POWER

                                      3,384

========== =====================================================================
    9
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,124

========== =====================================================================
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|


========== =====================================================================
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.1%

========== =====================================================================
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN

========== =====================================================================

                                Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  Ridgestone Financial Services, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  13925 West North Avenue
                  Brookfield, Wisconsin 53005

Item 2(a).        Name of Person Filing:

                  Paul E. Menzel

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  13925 West North Avenue
                  Brookfield, Wisconsin 53005

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value
Item 2(e).        CUSIP Number:

                  765904 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:  55,124 shares.
                  (b)      Percent of Class:  6.1%


                               Page 3 of 5 Pages

                  (c)      Number of shares as to which such person has:


                           (i)      sole power to vote or to direct the vote

                                    51,740 shares

                           (ii)     shared power to vote or to direct the vote

                                    3,384 shares

                           (iii) sole power to dispose or to direct the disposition of

                                     51,740 shares

                           (iv) shared power to dispose or to direct the disposition of

                                    3,384 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Mr. Menzel's spouse has the right receive and the power to direct the receipt of dividends from, and the right to receive proceeds from the sale of, 3,384 of the shares referred to above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

                               Page 4 of 5 Pages

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date


/s/ Paul E. Menzel
Signature


Paul E. Menzel
Name